Exhibit 99.1

Certificate of Amalgamation Canada Business Corporations Act	Certificat de fusion Loi canadienne sur les sociétés par actions

The Bell Telephone Company of Canada or Bell Canada La Compagnie de Téléphone Bell du Canada ou Bell Canada
Corporate name / Dénomination sociale

1003044-9
Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the Canada Business Corporations Act, of the corporations set out in the attached articles of amalgamation.

JE CERTIFIE que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la Loi canadienne sur les sociétés par actions, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Virginie Ethier
Director / Directeur

2017-01-01
Date of Amalgamation (YYYY-MM-DD) Date de fusion (AAAA-MM-JJ)

Canada Business Corporations Act (CBCA)
FORM 9
ARTICLES OF AMALGAMATION
(Section 185)

1 - Corporate name of the amalgamated corporation

The Bell Telephone Company of Canada or Bell Canada /
La Compagnie de Téléphone Bell du Canada ou Bell Canada

2 - The province or territory in Canada where the registered office is situated (do not indicate the full address)

Quebec

3 - The classes and any maximum number of shares that the corporation is authorized to issue

See Schedule 2 annexed to and incorporated in these Articles of Amalgamation.

4 - Restrictions, if any, on share transfers

None

5 - Minimum and maximum number of directors (for a fixed number of directors, indicate the same number in both boxes)

Minimum number 5 **Maximum number** 20

6 - Restrictions, if any, on the business the corporation may carry on

None

7 - Other provisions, if any

See Schedule 3 annexed to and incorporated in these Articles of Amalgamation.

8 - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:

◉	**183 - Long form:** approved by special resolution of shareholders	○	**184(1) - Vertical short-form:** approved by resolution of directors	○	**184(2) - Horizontal short-form:** approved by resolution of directors

9 - Declaration

I hereby certify that I am a director or an authorized officer of the following corporation:

Name of the amalgamating corporations	Corporation number	Signature
	-	
See Schedule 1 annexed to and	-	
incorporated in these Articles of	-	
Amalgamation.	-	

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

Loi canadienne sur les sociétés par actions (LCSA)
FORMULAIRE 9
STATUTS DE FUSION
(Article 185)

1 - Dénomination sociale de la société issue de la fusion

The Bell Telephone Company of Canada or Bell Canada /
La Compagnie de Téléphone Bell du Canada ou Bell Canada

2 - La province ou le territoire au Canada où est situé le siège social (n'indiquez pas l'adresse complète)

Québec

3 - Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

Voir l'annexe 2 ci-joint qui fait partie intégrante des présents statuts de fusion.

4 - Restrictions sur le transfert des actions, s'il y a lieu

Aucune

5 - Nombres minimal et maximal d'administrateurs (pour un nombre fixe, indiquez le même nombre dans les deux cases)

Nombre minimal 5 **Nombre maximal** 20

6 - Limites imposées à l'activité commerciale de la société, s'il y a lieu

Aucune

7 - Autres dispositions, s'il y a lieu

Voir l'annexe 3 ci-joint qui fait partie intégrante des présents statuts de fusion.

8 - La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après :

◉	**183 - Convention de fusion : approuvée par résolution spéciale des actionnaires**	○	**184(1) - Fusion verticale simplifiée : approuvée par résolution des administrateurs**	○	**184(2) - Fusion horizontale simplifiée : approuvée par résolution des administrateurs**

9 - Déclaration

J'atteste que je suis un administrateur ou un dirigeant autorisé de la société suivante :

Dénomination sociale des sociétés fusionnantes	Numéro de société	Signature
	-	
Voir l'annexe 1 ci-joint qui fait	-	
partie intégrante des présents	-	
statuts de fusion.	-	

Note : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

SCHEDULE 1
Form 9 - Articles of Amalgamation
The Bell Telephone Company of Canada or Bell Canada
January 1, 2017

ANNEXE 1
Formulaire 9 – Statuts de fusion
La Compagnie de Téléphone Bell du Canada ou Bell Canada
Le 1er janvier 2017

9 – Declaration
9 - Déclaration

I hereby certify that I am a director or an authorized officer of the following corporations:
J'atteste que je suis un administrateur ou un dirigeant autorisé des sociétés suivantes:

Name of the amalgamating corporations Dénomination sociale des sociétés fusionnantes	Corporation number Numéro de société	Signature Signature
The Bell Telephone Company of Canada or Bell Canada / La Compagnie de Téléphone Bell du Canada ou Bell Canada	440558-7	Michel Lalande, SVP, General Counsel & Corporate Secretary
Q9 Holdings Inc.	820170-6	Michel Lalande, Corporate Secretary
Q9 Networks Inc. / Les Réseaux Q9 Inc.	998371-6	Michel Lalande, Corporate Secretary
Q9 Networks Fibre Holdings Inc.	998379-1	Michel Lalande, Corporate Secretary
Q9 Networks Pacific Holdings Inc.	998387-2	Michel Lalande, Corporate Secretary
Q9 Networks Property Holdings Inc.	998394-5	Michel Lalande, Corporate Secretary
O.N. Tel Inc.	053438-2	Michel Lalande, Corporate Secretary
4333063 Canada Inc.	433306-3	Michel Lalande, Corporate Secretary
Allison Blvd. Holdings Ltd.	998398-8	Michel Lalande, Corporate Secretary
Fredericton Business Park Holdings I Ltd.	998401-1	Michel Lalande, Corporate Secretary

<u>SCHEDULE 2</u>

Articles of Amalgamation

The Bell Telephone Company of Canada or **Bell Canada**
<u>La Compagnie de Téléphone Bell du Canada</u> <u>ou</u> **<u>Bell Canada</u>**

(the "**Corporation**")

<u>CLASSES AND NUMBER OF SHARES</u>

The classes and any maximum number of shares that the Corporation is authorized to issue are an unlimited number of common shares (the "**Common Shares**") and an unlimited number of first preferred shares (the "**First Preferred Shares**") issuable in series.

1. <u>COMMON SHARES</u>

1.1 The holders thereof are entitled to one vote for each Common Share held of record on all matters voted on by shareholders except matters on which only the holders of another specified class or series of shares are entitled to vote.

1.2 Subject to the rights, privileges, restrictions and conditions attaching to shares of any other class or series of the Corporation, the holders of Common Shares are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Corporation, as may be declared by the board of directors and to receive the remaining property of the Corporation upon the liquidation, dissolution or winding up thereof.

1.3 The directors of the Corporation may determine at any time and from time to time, with respect to all or a portion of any dividend on the Common Shares of the Corporation, that such dividend shall be payable in money or, in the case of electing holders whose addresses on the securities register of the Corporation are in Canada, and in jurisdictions specified by the directors outside Canada, by the issue of fully paid Common Shares of the Corporation having a value, as determined by the directors, that is substantially equivalent, as of a date or period of days determined by the directors, to the cash amount of such dividend, provided that the directors may (but need not) value the Common Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

1.4 With respect to fraction of share interests that may result from any such stock dividend the Corporation shall issue to an agent for shareholders appointed by the Corporation a number of whole shares representing in the aggregate the fraction of share interests of all electing shareholders unless the directors of the Corporation otherwise determine, for instance by the payment of cash in lieu of fraction of share interests that may result from any such dividend. In any event, no certificates representing fraction of share interests will be issued by the Corporation.

2. <u>FIRST PREFERRED SHARES</u>

The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class are as follows:

2.1. The First Preferred Shares shall be issuable in series and the directors of the Corporation shall have the right from time to time, exercisable in accordance with the provisions of the *Canada Business Corporations Act* (the "**CBCA**"), to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the First Preferred Shares of each series.

2.2 The holders of any series of the First Preferred Shares shall be entitled to receive in priority to the holders of Common Shares and of shares of any other class of the Corporation ranking junior to the First Preferred Shares, as and when declared by the directors of the Corporation, dividends in the amounts specified or determinable in accordance with the rights, privileges, restrictions and conditions attaching to any such series.

2.3 Upon any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among shareholders for the purpose of winding up its affairs, before any amount shall be paid to or any assets distributed among the holders of Common Shares or of shares of any other class of the Corporation ranking junior to the First Preferred Shares, the holders of the First Preferred Shares shall be entitled to receive with respect to the shares of each series thereof all amounts which may be provided in the Articles of the Corporation to be payable thereon in respect of return of capital, premium and dividends. Unless the Articles of the Corporation otherwise provide with respect to any series of the First Preferred Shares, after payment to the holders of the First Preferred Shares of the amounts provided in the Articles of the Corporation to be payable to them, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

2.4 The First Preferred Shares of all series shall rank on a parity with each other with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets for the purpose of winding up its affairs.

2.5 The holders of the First Preferred Shares shall not be entitled to receive any notice of, or to attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting, except to the extent otherwise provided in the Articles of the Corporation with respect to any series of the First Preferred Shares or, subject to section 2.8 hereof, when the holders of First Preferred Shares are entitled to vote separately as a class or series as provided in the CBCA.

2.6 The provisions attaching to First Preferred Shares as a class may be repealed or modified from time to time with such approval as may then be required by the CBCA to be given by the holders of First Preferred Shares as a class, any such approval to be given in accordance with section 2.9 hereof.

2.7 In connection with any matter requiring the approval of the First Preferred Shares as a class, every holder of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held unless otherwise provided in the Articles of the Corporation with respect to any series of First Preferred Shares.

2.8 The holders of the First Preferred Shares shall not be entitled to vote separately as a class upon a proposal to amend the Articles of the Corporation to increase or decrease any maximum number of authorized First Preferred Shares, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the First Preferred Shares, to effect an exchange, reclassification or cancellation of all or part of the First Preferred Shares or to create a new class of shares equal or superior to the First Preferred Shares.

2.9 The approval of the holders of the First Preferred Shares with respect to any matters which may be required to be approved by them may be given at a general meeting of the holders of the First Preferred Shares duly called and held upon not less than 21 days' notice at which the holders of at least a majority of the outstanding First Preferred Shares are present or are represented by proxy; if at any such meeting the holders of a majority of the outstanding First Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 15 days' written notice shall be given of such adjourned meeting; at

such adjourned meeting the holders of First Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called; subject to the foregoing, the formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

ANNEXE 2

Statuts de fusion

La Compagnie de Téléphone Bell du Canada ou **Bell Canada**
The Bell Telephone Company of Canada or **Bell Canada**

(la « **Société** »)

CATÉGORIES ET NOMBRE D'ACTIONS

Les catégories et tout nombre maximal d'actions que la Société est autorisée à émettre sont un nombre illimité d'actions ordinaires (ci-après désignées les « **actions ordinaires** ») et un nombre illimité d'actions privilégiées de premier rang (ci-après désignées les « **actions privilégiées de premier rang** ») pouvant être émises en séries.

1. **ACTIONS ORDINAIRES**

1.1 Les porteurs de ces titres ont droit à une voix par action ordinaire dont ils sont porteurs inscrits à la date de clôture des registres à l'égard de toutes les questions soumises au vote des actionnaires, sauf à l'égard des questions sur lesquelles seuls les porteurs d'une autre catégorie ou série particulière d'actions ont le droit de voter.

1.2 Sous réserve des droits, privilèges, restrictions et conditions rattachés aux actions de toute autre catégorie ou série de la Société, les porteurs d'actions ordinaires ont le droit de toucher les dividendes payables en espèces, en biens ou sous forme d'actions entièrement libérées de la Société que le conseil d'administration peut déclarer, et le droit de recevoir le reliquat des biens de la Société au moment de la liquidation ou de la dissolution de celle-ci.

1.3 Les administrateurs de la Société peuvent décider en tout temps et de temps à autre, à l'égard de la totalité ou d'une partie de tout dividende sur les actions ordinaires de la Société, que ce dividende sera payable en espèces ou, dans le cas des porteurs qui en ont fait le choix et dont l'adresse indiquée dans les registres des titres de la Société est située au Canada ou dans les territoires à l'extérieur du Canada déterminés par les administrateurs, sous forme d'actions ordinaires entièrement libérées de la Société dont la valeur, selon le calcul des administrateurs, équivaut essentiellement, à une date ou pendant un certain nombre de jours fixé par les administrateurs, au montant en espèces de ce dividende; toutefois, les administrateurs peuvent (sans y être tenus) fixer la valeur des actions ordinaires qui seront émises en paiement du dividende en fonction d'un escompte ou d'une prime maximale de 5 %, dans l'un ou l'autre cas, par rapport à la valeur au marché applicable de ces titres.

1.4 Quant aux fractions de participations en actions que pourront entraîner de tels dividendes en actions, la Société émettra à un mandataire des actionnaires qu'elle aura nommé un certain nombre d'actions entières représentant globalement les fractions de participations en actions de tous les actionnaires qui en auront fait le choix, à moins que les administrateurs de la Société n'en décident autrement, notamment en décidant de verser un montant en espèces en remplacement des fractions de participations en actions pouvant résulter d'un tel dividende. Quoi qu'il en soit, la Société ne délivrera aucun certificat représentant des fractions de participations en actions.

2. **ACTIONS PRIVILÉGIÉES DE PREMIER RANG**

Les droits, privilèges, restrictions et conditions rattachés aux actions privilégiées de premier rang sont les suivants :

2.1 Les actions privilégiées de premier rang peuvent être émises en séries et les administrateurs de la Société peuvent, à l'occasion, et conformément aux dispositions de la *Loi canadienne sur les sociétés*

par actions (la « **LCSA** »), fixer le nombre et la désignation des actions privilégiées de premier rang de chaque série et déterminer les droits, privilèges, restrictions et conditions dont elles seront assorties.

2.2 Les actions privilégiées de premier rang de toute série confèrent à leurs porteurs un traitement préférentiel par rapport aux porteurs d'actions ordinaires et d'actions de toute autre catégorie de la Société ayant un rang inférieur aux actions privilégiées de premier rang quant aux paiements de dividendes déclarés de temps à autre par les administrateurs et précisés ou à être déterminés conformément aux droits, privilèges, restrictions et conditions propres à ces séries.

2.3 En cas de liquidation, de dissolution ou d'abandon des affaires de la Société ou de toute autre répartition de ses éléments d'actif parmi ses actionnaires, en vue de mettre fin à ses activités, les porteurs d'actions privilégiées de premier rang de chaque série auront le droit de recevoir tous les montants dont les statuts de la Société prévoient le paiement en matière de remboursement de capital, prime ou dividendes, le tout devant être acquitté avant qu'aucun montant ne soit payé ou qu'aucun élément d'actif ne soit réparti parmi les porteurs d'actions ordinaires ou de toute autre catégorie d'actions de la Société de rang inférieur aux actions privilégiées de premier rang. Une fois acquittés les montants qui leur sont payables aux termes des statuts de la Société, les porteurs d'actions privilégiées de premier rang ne seront admissibles à aucune répartition subséquente des éléments d'actif de la Société sauf disposition contraire des statuts de la Société concernant toute série d'actions privilégiées de premier rang.

2.4 Chaque série d'actions privilégiées de premier rang est du même rang que toutes les autres séries d'actions privilégiées de premier rang en matière de paiement des dividendes et de répartition des biens en cas de liquidation, de dissolution ou d'abandon des affaires de la Société, volontaire ou forcée, ou de toute autre répartition des éléments d'actif de la société en vue de mettre fin à ses activités.

2.5 Les porteurs d'actions privilégiées de premier rang n'ont pas le droit d'être convoqués, d'assister ou de voter aux assemblées d'actionnaires de la Société, sauf dans les cas expressément prévus dans les statuts de la Société concernant l'une ou l'autre des séries d'actions privilégiées de premier rang, ou encore, sous réserve de l'article 2.8 des présentes, pour exercer distinctement les droits de vote que leur confèrent les actions privilégiées de premier rang en tant que catégorie ou série en vertu de la LCSA.

2.6 Les dispositions propres aux actions privilégiées de premier rang, en tant que catégorie, peuvent être abrogées ou modifiées en tout temps moyennant l'approbation alors exigée par la LCSA, donnée par les porteurs d'actions privilégiées de premier rang conformément aux dispositions de l'article 2.9 des présentes.

2.7 Sauf disposition contraire dans les statuts de la Société concernant l'une ou l'autre série d'actions privilégiées de premier rang, chaque action privilégiée de premier rang confère à son porteur une voix par action détenue relativement à toute question requérant l'approbation des porteurs d'actions privilégiées de premier rang, en tant que catégorie.

2.8 Les porteurs d'actions privilégiées de premier rang ne seront pas fondés à voter séparément, en tant que catégorie, sur une proposition de modification des statuts de la Société visant à changer le nombre maximal autorisé d'actions privilégiées de premier rang ou à augmenter le nombre maximal d'actions autorisées d'une autre catégorie conférant des droits ou des privilèges égaux ou supérieurs à ceux des actions privilégiées de premier rang, à faire échanger, reclasser ou annuler tout ou partie des actions privilégiées de premier rang ou à créer une nouvelle catégorie d'actions égales ou supérieures aux actions privilégiées de premier rang.

2.9 L'approbation des porteurs d'actions privilégiées de premier rang à l'égard de toute question requérant leur approbation peut être donnée en assemblée générale de tels porteurs dûment convoquée et tenue après avis d'au moins 21 jours; les porteurs d'au moins la majorité des actions privilégiées de premier rang en circulation devront y être présents ou représentés par fondés de pouvoir; si l'on ne peut réunir les porteurs d'une majorité des actions privilégiées de premier rang en circulation, en personne ou par fondés de pouvoir, une demi-heure après l'heure précisée dans l'avis de convocation, l'assemblée

sera alors ajournée à une date ultérieure d'au moins 21 jours, à l'endroit et à l'heure choisis par le président d'assemblée, et un avis écrit de convocation à cette reprise d'assemblée devra être expédié au moins 15 jours avant sa date; les porteurs d'actions privilégiées de premier rang qui seront présents ou représentés par fondés de pouvoir à cette reprise d'assemblée pourront délibérer sur les questions inscrites à l'ordre du jour de l'assemblée; sous réserve des dispositions ci-dessus, les formalités de convocation d'une assemblée et d'une reprise d'assemblée et la procédure à y suivre, seront celles qui sont prescrites à l'occasion dans les règlements de la Société concernant les assemblées d'actionnaires.

SCHEDULE 3

Articles of Amalgamation

The Bell Telephone Company of Canada or **Bell Canada**
La Compagnie de Téléphone Bell du Canada ou **Bell Canada**
(the "**Corporation**")

Other provisions, if any:

Without in any way limiting the powers conferred upon the Corporation and its directors by the *Canada Business Corporations Act*, the board of directors of the Corporation may, without authorization of the shareholders, from time to time on behalf of the Corporation in such amounts and on such terms as it deems expedient:

a) borrow money upon the credit of the Corporation;

b) issue, reissue, sell or pledge debt obligations of the Corporation;

c) to the extent permitted by the *Canada Business Corporations Act*, give guarantees on behalf of the Corporation to secure performance of an obligation of any person; and

d) charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed or other debt or liability of the Corporation.

The board of directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board above to such extent and in such manner as the board shall determine at the time of each such delegation.

ANNEXE 3

Statuts de fusion

La Compagnie de Téléphone Bell du Canada ou **Bell Canada**
The Bell Telephone Company of Canada or **Bell Canada**
(la "**Société**")

Autres dispositions, s'il y a lieu:

Sans limiter d'aucune façon les pouvoirs conférés à la Société et à ses administrateurs par la *Loi canadienne sur les sociétés par actions*, le conseil d'administration de la Société peut, de temps à autre, au nom de la Société et sans l'autorisation des actionnaires, pour les montants et selon les conditions qu'il juge à propos :

a) contracter des emprunts, compte tenu du crédit de la Société;

b) émettre, réémettre, vendre ou donner en gage les titres de créance de la Société;

c) dans la mesure permise par la *Loi canadienne sur les sociétés par actions*, garantir, au nom de la Société, l'exécution d'une obligation à la charge d'une autre personne; et

d) grever, hypothéquer, nantir ou mettre en gage tout ou partie des biens mobiliers ou immobiliers, présents ou futurs, de la Société, y compris les créances, droits, pouvoirs, franchises et entreprises, afin de garantir tous titres de créances ou emprunts d'argent ou toute autre dette ou obligation de la Société.

Le conseil d'administration peut de temps à autre déléguer aux administrateurs ou aux dirigeants de la Société ou à l'un d'eux selon ce qu'il détermine, tout ou partie des pouvoirs conférés au conseil ci-haut dans la mesure et de la manière que le conseil détermine chaque fois qu'il effectue une telle délégation.